SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  ____________________________________________

                       SCHEDULE 13D/A3 (Amendment No. 3)*
                    Under the Securities Exchange Act of 1934

                          Targeted Genetics Corporation
                  ____________________________________________
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                  ____________________________________________
                         (Title of Class of Securities)

                                    87612M108
                  ____________________________________________
                                 (CUSIP Number)
                                William F. Daniel
                              Elan Corporation, plc
                                  Lincoln House
                                  Lincoln Plaza
                                Dublin 2, Ireland
                                (353) 1-709-4000
                  ____________________________________________
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 January 4, 2005
                  ____________________________________________
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  249908-10-4
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(1) NAME OF REPORTING PERSONS Elan Corporation, plc
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
    N/A
--------------------------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]
    (b) [ ]
--------------------------------------------------------------------------------
(3) SEC USE ONLY

--------------------------------------------------------------------------------
(4) SOURCE OF FUNDS (See Instructions)
    WC, OO
--------------------------------------------------------------------------------
(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)  [  ]
--------------------------------------------------------------------------------
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
--------------------------------------------------------------------------------
Number of         (7)    SOLE VOTING POWER
Shares                   0
--------------------------------------------------------------------------------
Beneficially      (8)    SHARED VOTING POWER
Owned                    11,669,882
--------------------------------------------------------------------------------
by Each           (9)    SOLE DISPOSITIVE POWER
Reporting                0
--------------------------------------------------------------------------------
Person With       (10)   SHARED DISPOSITIVE POWER
                         11,669,882
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11,669,882
--------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)  [  ]
--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13.6%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (See Instructions)
     CO


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



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CUSIP No.  249908-10-4
--------------------------------------------------------------------------------
(1)  NAME OF REPORTING PERSONS Elan International Services, Ltd.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
     N/A
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS (See Instructions)
     WC, OO
--------------------------------------------------------------------------------
(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)  [  ]
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
--------------------------------------------------------------------------------
Number of         (7)    SOLE VOTING POWER
Shares                   0
--------------------------------------------------------------------------------
Beneficially      (8)    SHARED VOTING POWER
Owned                    11,669,882
--------------------------------------------------------------------------------
by Each           (9)    SOLE DISPOSITIVE POWER
Reporting                0
--------------------------------------------------------------------------------
Person With       (10)   SHARED DISPOSITIVE POWER
                         11,669,882
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11,669,882
--------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)  [  ]
--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13.6%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (See Instructions)
     CO




Item 1. Security and Issuer.


     Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     This Amendment No. 3 amends the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on August 9, 1999 by Elan International Services, Ltd. ("EIS"), a Bermuda exempted limited liability company and wholly-owned subsidiary of Elan Corporation, plc ("Elan"), an Irish public limited company, as amended by the Schedule 13D/A1 filed with the Commission on November 5, 2003 and the Schedule 13D/A2 filed with the Commission on April 6, 2004 (the "Schedule 13D"), with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Targeted Genetics Corporation (the "Issuer"), a Washington corporation whose principal offices are located at 1100 Olive Way, Suite 100, Seattle, Washington 98101.



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


Item 5. Interest in Securities of Issuer.


     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

          (a) As of January 5, 2005, Elan (indirectly) and EIS (directly) each beneficially own 11,669,882 shares of Common Stock, representing 13.6% of the outstanding shares of Common Stock (based on 81,646,802 shares of Common Stock outstanding on October 28, 2004, as reported in the Company's quarterly report on Form 10-Q for the period ending September 30, 2004, plus 3,954,132 shares issued under shelf registration statements on two Form S-3s as reported in the Company's current report on Form 8-K filed January 4, 2005).

          (b) As of January 5, 2005, Elan and EIS have shared voting and dispositive power over 11,669,882 shares of Common Stock and no sole voting or dispositive power over shares of Common Stock.

          (c) On January 4 and January 5, 2005, EIS sold an aggregate of 395,000 shares of Common Stock in open market transactions as listed below:

          Date                     Shares                       Price

          1/4/05                       950                      $1.81
          1/4/05                     1,400                      $1.80
          1/4/05                     6,400                      $1.78
          1/4/05                    20,690                      $1.77
          1/4/05                     3,800                      $1.76
          1/4/05                    24,500                      $1.75
          1/4/05                     7,591                      $1.72
          1/4/05                     1,750                      $1.71
          1/4/05                    77,919                      $1.70
          1/5/05                    10,200                      $1.80
          1/5/05                    14,465                      $1.76
          1/5/05                   225,335                      $1.75

          (d) Not applicable.

          (e) Not applicable.



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


                                    SIGNATURE


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 6, 2005

                                 ELAN CORPORATION, PLC

                                 By:  /s/Liam Daniel
                                      -------------------------------------
                                      Name:  Liam Daniel
                                      Title: EVP, Company Secretary

Dated:  January 6, 2005

                                 ELAN INTERNATIONAL SERVICES, LTD.

                                 By:  /s/Kevin Insley
                                      -------------------------------------
                                      Name:  Kevin Insley
                                      Title: President and Chief Financial
                                             Officer




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